Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: May 20, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the “Scheme”)); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS AN ADVERTISEMENT PUBLISHED IN THE UNITED STATES ON MAY 20, 2005.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Prospectus (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all U.S. holders of Shares. The Offer, however, is not being made to, nor will Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Royal Dutch Shell may in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on Royal Dutch Shell’s behalf by Citigroup Global Markets Inc. or Rothschild Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Exchange
1 American Depositary Share
of

Royal Dutch Shell plc

for

1 Outstanding New York
Registered Share
of

Royal Dutch Petroleum Company

and
2 Ordinary Shares
of

Royal Dutch Shell plc

for
1 Bearer or Hague Registered Share
of

Royal Dutch Petroleum Company

     On October 28, 2004, the Boards of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) and The Shell Transport and Trading Company, p.l.c. (“Shell Transport”) announced that they had unanimously agreed, in principle, to propose to shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc. (“Royal Dutch Shell”), a company incorporated in England and Wales and headquartered and resident in the Netherlands for Dutch and UK tax purposes. The proposals will be implemented (i) by way of an exchange offer by Royal Dutch Shell for all issued and outstanding ordinary shares in the share capital of Royal Dutch (the “Offer”) and (ii) by way of a scheme of arrangement with respect to Shell Transport under section 425 of the Companies Act of England and Wales 1985 (the “Scheme”).

     Royal Dutch Shell will make the Offer, subject to the conditions and restrictions described in the Prospectus dated May 19, 2005 (the “Prospectus”) and the related Letter of Transmittal (the “Letter of Transmittal”), for all issued and outstanding ordinary shares in the share capital of Royal Dutch, consisting of (i) Royal Dutch ordinary shares in bearer form (“Bearer Shares”), (ii) Royal Dutch ordinary shares in registered form registered on the share register kept in The Hague (“Hague Registered Shares”) and (iii) Royal Dutch ordinary shares in registered form registered on the share register kept in New York (“New York Registered Shares”) (collectively, the “Shares”).

     The Royal Dutch Board of Management and the Royal Dutch Supervisory Board each unanimously recommends that holders of Shares accept the Offer.

     In accordance with section 9q of the 1995 Decree on the supervision of the securities trade, the Offer shall be discussed during the annual general meeting of shareholders of Royal Dutch which will be held at 4:30 am New York City time (10:30 am Amsterdam Time) on June 28, 2005.

     The Offer

     Under the terms of the Offer, holders of Shares will each receive respectively:

•	for each New York Registered Share tendered: 1 Class A American depository receipt (each representing two Class A Shares of Shell);

•	for each Bearer Share or Hague Registered Share tendered: 2 Class A Shares of Royal Dutch Shell.

THE OFFER WILL EXPIRE AT 5:00 P.M. (NEW YORK CITY TIME) ON JULY 18,
2005, UNLESS THE OFFER PERIOD IS EXTENDED.

     Acceptance Period

     The Offer acceptance period begins on May 19, 2005 and ends, subject to extension, on July 18, 2005, 5 p.m. New York City time (the “Acceptance Period”). The Acceptance Period may, under certain circumstances, be extended by Royal Dutch Shell in accordance with US federal securities laws and Dutch tender offer regulations. Any such extension will be announced the next trading day on the Euronext Stock Exchange in Amsterdam after the previously scheduled expiration date by issuing a press release on, among others, the Dow Jones News Service. During an extension, any Shares tendered will remain subject to the Offer, subject to the right of each holder to withdraw such Shares. If the Offer is extended, the Offer will expire at the latest time and date to which the Offer is extended.

     Declaring the Offer unconditional

     Subject to the satisfaction or, to the extent permitted, waiver of all of the conditions to the Offer other than the sanctioning of the Scheme by the High Court of Justice in England and Wales (the “High Court”) and the subsequent registration of such order of the High Court (the “Order”) by the Registrar of Companies of England and Wales (the “Scheme Condition”), it is expected that a public announcement will be made by Royal Dutch Shell, on or immediately prior to the date of the hearing by the High Court of the petition to sanction the Scheme, stating that the Offer is declared to be unconditional subject to and immediately upon the satisfaction of the Scheme Condition, in which case the Offer is thereafter automatically declared to be unconditional upon registration of the Order by the Registrar of Companies of England and Wales (the “Honoring Date”). It is expected that as soon as practicable following the Offer being automatically declared unconditional, a public announcement will be made by Royal Dutch Shell to confirm this.

     Settlement

     If the Offer is declared to be unconditional, delivery of the Royal Dutch Shell securities to which holders of Shares who have accepted the Offer during the Acceptance Period are entitled, will take place on a settlement date no later than three Euronext Amsterdam trading days after the Honoring Date, unforeseen circumstances excepted (the “Settlement Date”).

     Listing Euronext Amsterdam, London Stock Exchange and New York Stock Exchange

     Royal Dutch Shell has applied, subject to the Offer being declared unconditional, to list the Class A Shares on Euronext Amsterdam. Applications have also been made to the UK Listing Authority for the Class A Shares to be admitted to the Official List, and to the London Stock Exchange for the Class A Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. Finally, Royal Dutch Shell has been approved, subject to official notice of issuance, to list the Class A American depository receipts on the New York Stock Exchange.

     Subject to the Offer being declared unconditional, trading on these three exchanges is expected to commence on or about July 20, 2005, unforeseen circumstances excepted.

     De-listing from Euronext Amsterdam, London Stock Exchange and New York Stock Exchange

     Following completion of the Offer and depending on the level of acceptance, Royal Dutch Shell intends to request that Royal Dutch seeks to de-list: (i) the Shares from Euronext Amsterdam and the London Stock Exchange; and (ii) the New York Registered Shares from the New York Stock Exchange, all as soon as reasonably practicable.

     Availability of Offer Documents

     Copies of the Prospectus and certain documents referred to therein,including the Letter of Transmittal, are available on the Shell website at www.shell.com/unification and on the SEC website at www.sec.gov. Shareholders may obtain, free of charge, hard copies of the relevant documents as follows:

•	holders of New York Registered Shares will receive the Prospectus, the Letter of Transmittal and other information about the Transaction by post;

•	holders of Bearer Shares and Hague Registered Shares may contact ABN AMRO Bank N.V. (“ABN AMRO”), the Dutch exchange agent, email address: SO.Servicedesk.C&CC@nl.abnamro.com, on +800-2222-0024 (available during European business hours).

     The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Prospectus and is incorporated herein by reference.

     Holders of New York Registered Shares may direct questions related to the Offer to Georgeson Shareholder Communications Inc., the US information agent, toll-free at 1-877-278-4235. Holders of Bearer Shares may direct questions to their bank or broker. Holders of Hague Registered Shares may direct questions to ANT on +31-20-522-2510 or +31-800-0845.

     Holders of Shares are urged to carefully review the registration statement on Form F-4 (including the Prospectus) and other documents relating to the Offer that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch regarding the offer, because each of these documents will contain important information relating to the Offer. A free copy of these documents (once filed with the SEC) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and Shell Transport can be obtained at the SEC’s website at www.sec.gov or the Royal Dutch Shell website at www.shell.com/unification. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

     Restrictions

     Receipt of the Prospectus and any separate documentation regarding the Offer in jurisdictions other than the Netherlands, the United States and England, and the making of the Offer in jurisdictions other than the Netherlands, the United States and England, may be restricted by law and therefore persons into whose possession this announcement and/or these documents comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. None of Royal Dutch Shell, Royal Dutch, Shell Transport or any of their advisers assumes any responsibility for any violation by anyone whomsoever.

     This announcement, the Prospectus and any separate documentation regarding the Offer must not be distributed in whole or in part into Japan or Italy.

     Forward Looking Statements

     This announcement contains forward-looking statements, i.e. statements that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward looking statements are subject to the risk factors described in the Prospectus and other risk factors associated with the proposed transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual events to differ materially, including, but not limited to the failure of the conditions to the proposed transaction being satisfied (including the failure of holders of Shares to approve the entering into the Implementation Agreement and the failure of Shell Transport shareholders to approve the Scheme). Each forward-looking statement speaks only as of the date of the particular statement. None of Royal Dutch Shell, Royal Dutch, Shell Transport, nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events, or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the RDS Group could differ materially from the forward-looking statements contained herein.

The Information Agent for the Offer is:

17 State Street,10th Floor
New York, New York 10004
Banks and Brokers Call: (212) 440-9800
All Others Call Toll Free: (877) 278-4235

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	Royal Dutch Shell plc

May 20, 2005

WSJ— 6.81“ x 296 lines

22090 Georgeson Shareholder Communications
Farrington & Favia Inc. (212) 685-4909
Description: Royal Dutch
May05/GeorgesonShareholder/22090-D-01
5/19/05     kk/jn/md/jn     Proof 7 FINAL